Writer's Direct Dial: +31 (0) 71 519 9230
E-Mail: leon.kruimer@crucell.com

December 8, 2009

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Mail Stop 6010 Washington, D.C. 20549 United States

Re:	Crucell N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (File No. 000-30962)

Dear Mr. Rosenberg:

By letter dated November 6, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (the “2008 Annual Report”) filed by Crucell N.V. (the “Company”) with the Commission on April 22, 2009. This letter contains the Company’s responses to those comments.

For convenience, we have reproduced the Staff’s comments in bold and provided our responses immediately below them.

Management Report
Liquidity, page 98

1.
The collection rate of your accounts receivable appears to have significantly improved. Please provide a discussion of factors contributing to such significant decrease in your days sales outstanding during the periods presented.

The days sales outstanding (DSO) calculated on the basis of year-end accounts receivable and full year revenues indicated that the average DSO decreased from 96 days as at December 31, 2007 to 64 days as at December 31, 2008.  We note that there have been no material changes to our payment terms or to our payment collection processes. The decrease was mainly due to an increase in derecognition of accounts receivable related to factoring arrangements, as discussed below.

As disclosed in Note 3.1 (Risk management policies) to our consolidated financial statements on page 144 of our 2008 Annual Report, the Company makes use of factoring arrangements to manage cash flow on outstanding accounts receivable.

•
In 2008, the Company entered into factoring arrangements with certain Italian customers that allowed derecognition of accounts receivable in an amount of EUR 11,107,000. This factoring arrangement resulted in a decrease of 18 days in the calculation of the DSO. In 2007 the Company also entered into factoring arrangements with respect to Italian customers for an amount of EUR 5,653,000. However, these 2007 factoring arrangements did not lead to derecognition as the Company assessed that not all risks and rewards were transferred. The 2007 cash receipts were accounted for as short term financial liabilities.

•
Prior to the end of 2007 and 2008, the Company entered into factoring arrangements with a third party to sell a portion of its receivables from product sales made during the month of December to a supranational organization. Consequently accounts receivables outstanding from this customer were relatively low as at the end of the years 2007 and 2008. The increase in revenues in 2008 compared to 2007 attributable to sales to this supranational organization did not lead to a significant increase of trade accounts receivable outstanding as at year-end, but did cause the average DSO to decrease by 19 days.

Critical Accounting Policies and Estimates
Returns, page 100

2.
Please revise your disclosure to clarify whether you accept returns in the form of an exchange (i.e. a product is shipped to the customer instead of a cash refund or a credit). If you accept product exchanges, please tell us the journal entry for the estimated exchange and the journal entry you make for the actual exchange of product returned to you. Describe any differences in the journal entry or the timing of the journal entry for the exchange of defective or expired products that were notified to you prior to delivery and after delivery. In addition, tell us the pre tax dollar amount recorded for product exchanges in your consolidated results of operations during each year in the three year period ended December 31, 2008.

Other than in the rare case of returns of defective product, we do not accept product returns for exchange in our ordinary course of business.  Our standard customer contracts do not give our customers the right to return non-defective product (for exchange or otherwise).  In certain jurisdictions we may, however, be required by law to accept returns of non-defective product, but in that case we generally issue a cash refund (rather than another product) for such returns.

We respectfully note that we disclose our policy for the estimation of product returns on page 100 of the 2008 Annual Report. “At the time the sale is recognized, we also record estimates for revenue deductions, including discounts, rebates and product returns. We report net sales after deducting all sales deductions from gross sales revenue”. Any sales deductions for estimated product returns will lead to the recognition of a product return provision.
On page 131 of the 2008 Annual Report “1.4 Use of estimates and judgments”, we describe the use of estimates and judgments: “Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected”. In line with this guidance, any adjustments to estimated product returns are recognized in the period in which the estimate is revised. The adjustment will be recognized as an adjustment to sales revenue and the product return provision.

In response to the Staff’s comment, the Company agrees to revise in future filings the disclosure on page 100 in the 2008 Annual Report as follows (new disclosure in bold).

Returns that reduce our gross product revenue may arise from the following:
•	Customers return of products defective upon delivery;
•	Specific right of return in accordance with contractual terms; and
•	Returns via the normal distribution channels if the product is in good condition, pursuant to local law in certain jurisdictions.
The Company normally does not accept returns of non-defective product in the form of an exchange but generally issues a cash refund or a credit instead.

Financial Statements
Notes to the Consolidated Financial Statements
1           General Information
1.4           Use of Estimates and Judgments
Accounting for Business Combinations

3.
Please revise your disclosure to specify the instances when the customer relationships and supply contracts are included in goodwill. Separately reference for us the authoritative literature you rely upon to support your accounting.

The references to ‘customer relationships” and ‘supply contracts” were used solely to present examples of assets which are not identifiable and, therefore, not capitalized separately. During the purchase price allocation for business combinations effected by the Company, no significant amounts pertaining to these examples were identified.

IFRS 3R ‘Business Combinations’ (2008) effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009 provides relevant guidance on these instances1. Although the Company did not early adopt IFRS 3R ‘Business Combinations’ (2008), this Standard provides detailed guidance, which is helpful in the accurate interpretation of IFRS 3 ‘Business Combinations’ (2004).

However as no significant amounts pertaining to not identifiable ‘customer relationships” and ‘supply contracts’ were identified we propose to delete the reference to these examples in our disclosure.

In response to the Staff’s comment, the Company agrees to revise in future filings the disclosure on page 132 in the 2008 Annual Report as follows (new disclosure in bold).

Goodwill is measured as the excess of the total consideration over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.  Goodwill includes intangible assets that were acquired in a business combination, but not identifiable because the assets were either not separable or did not arise from contractual or legal rights. Goodwill recognized can significantly affect operating results of both current and future periods as goodwill is subject to an annual impairment review and not to periodic amortization.

1 The non-contractual customer relationships are described in International Financial Reporting Standards (IFRS) 3R – Illustrative Examples 30b:

“A customer relationship acquired in a business combination that does not arise from a contract may nevertheless be identifiable because the relationship is separable. Exchange transactions for the same asset or a similar asset that indicate that other entities have sold or otherwise transferred a particular type of non-contractual customer relationship would provide evidence that the relationship is separable.”

Non-contractual customer relationships may be recognized separately from goodwill only if they are in fact separable.  If the relationship is not separable but is nonetheless conveyed as part of a business combination then it follows that it should be accounted as goodwill.

For supply contracts, the disclosure (as above) should refer to “potential” rather than (existing) supply contracts and by way of authoritative support offer the following statement from IFRS 3R – Appendix B – B38:

“The acquirer also subsumes into goodwill any value attributed to items that do not qualify as assets at the acquisition date. For example, the acquirer might attribute value to potential contracts the acquiree is negotiating with prospective new customers at the acquisition date. Because those potential contracts are not themselves assets at the acquisition date, the acquirer does not recognise them separately from goodwill. The acquirer should not subsequently reclassify the value of those contracts from goodwill for events that occur after the acquisition date. However, the acquirer should assess the facts and circumstances surrounding events occurring shortly after the acquisition to determine whether a separately recognisable intangible asset existed at the acquisition date.”

Impairment Reviews of Property, Plant and Equipment, page 132

4.           Please revise your disclosure on page 133 to state the depreciable life of properties to which you reversed impairment. In addition describe how the assigned life relates to the contractual terms with Wyeth.

In response to the Staff’s comment, the Company will revise in future filings the disclosure on page 133 in the 2008 Annual Report as follows (new disclosure in bold).

An impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. In the first quarter of 2008, the Group entered into an exclusive agreement with Wyeth Pharmaceuticals. The Group develops and manufactures certain components of a vaccine for use by Wyeth in clinical studies. The contract manufacturing takes place in one of the two buildings that was impaired in 2006, as discussed above. The Group reassessed the recoverable amount of the asset and reversed € 5,219 of the previously recognized impairment loss in the 2008 financial statements. The depreciable life of the assets to which we reversed impairments is 18 months. The depreciable life is equal to the life assigned to the Wyeth contract.

Summary of Significant Accounting Policies
2.1           Revenue recognition
License revenues, page 137

5.           Please revise your disclosures to state if and how you consider continuing performance obligations in recognizing license maintenance fees. If you do not consider continuing performance obligations in determining the recognizable revenue, please tell us why you do not believe it needs to be considered. In your response, please specifically explain why you do not appear to recognize these maintenance fees over the apparent semi-annual or annual maintenance periods and reference separately for us the authoritative literature you rely upon to support your accounting.

We do consider continuing performance obligations in the recognition of our license maintenance fees. We recognize maintenance fees pro rata over the duration of the license maintenance period. This accounting treatment is supported by IAS 18.24 and 25.

In response to the Staff’s comment, the Company will revise in future filings the disclosure on page 138 in the 2008 Annual Report as follows (new disclosure in bold).

In addition to the initial fee, the Group’s arrangements generally provide that the licensee makes semi-annual or annual payments (called ‘license maintenance fees’) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 to 90 days’ notice. License maintenance fees are recognized pro rata over the duration of the license maintenance period. The aggregate of license maintenance fees paid are generally deductible from any earned royalty payments which may be due on future product sales of the licensee, if any, under the license agreement. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Exhibits, Page 190

6.           It appears that your business may be substantially dependent on the following agreements pursuant to 4(b)(ii) of the Instructions as to Exhibits of Form 20-F
•	Profit sharing agreement with Novartis for Quinvaxem
•	Cross-licensing agreement with Merck for vaccine production technology; and
•	The agreement pertaining to the sale of your products to your largest customer, which accounted for 37.6% of your 2008 net product sales
Please revise to file copies of these agreements as exhibits to your Form 20-F. In addition, please revise your disclosure to describe the material terms of each of the agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provision. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on these agreements. In addition, please confirm that you have filed all other agreements upon which your business is substantially dependent.

The profit-sharing agreement with Novartis relates to contractual arrangements with our partner for the production and sale of Quinvaxem.  While Quinvaxem is clearly an important aspect of our business, we are not substantially dependent on it.  While we would not be able to produce and market Quinvaxem without the Novartis partnership, any profit-sharing arrangements that we have entered into with them relating to that partnership are important, but not central to our business and we therefore do not believe we need to file this agreement with the SEC.

Our business also does not depend to a material extent on the cross-licensing agreement with Merck.  Pursuant to that agreement, we receive access to Merck’s large-scale manufacturing technology for our AdVac-based vaccines under development.  Although access to this technology has obvious advantages for us and while we hope to someday be able to fully exploit those advantages we simply do not currently rely on this contract to any material extent. Termination of the contract would not result in material adverse effects on our business and therefore on our overall operations.  We do not, therefore, believe we need to file this agreement with the SEC.

The purchase contract with our largest customer relates to the sale of Quinvaxem, currently our largest selling vaccine product.  While this agreement is obviously important to us, we do not believe that our business is substantially dependent on it. We review on a year to year basis whether we should file the contract as an exhibit of our Form 20-F. Although we were pleased to make a small profit for the first time in 2008, we recognize that our business is still in the early stages of development.  As disclosed in the 2008 Annual Report, we have a number of promising technologies, products and applications in various stages of development, testing and marketing.  As our business matures and more and more of our products and technologies clear development and regulatory hurdles we hope to be able to continue to diversify our revenue base and substantially increase profitability.  At that time we would indeed consider our business ‘substantially dependent’ on any contract which accounted for 37.6% of annual net product sales.  For the moment, however, our business remains substantially dependent on the promising products and technologies in various stages of marketing and development and our solid working relationships with our partners and not on this individual purchase contract.  We believe that our shareholders choose to invest in our business not based on our current revenue streams but rather because of our potential to deliver strong and predictable returns in the future.  The purchase contract is just one component of that overall development strategy and we therefore believe we do not need to file it with the SEC.

We hereby confirm, per the Staff’s request, that we have filed with the SEC all other agreements upon which we believe our business is substantially dependent.

Closing remarks

In addition to the foregoing comments, the Staff’s comment letter sought a statement regarding the following matters from the Company. Accordingly, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*         *         *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +31 (0)71 519 9230 and/ or Mr. Onno Krap of Crucell N.V. +31 (0)71 519 9226.

Very truly yours,

/s/ Leon Kruimer
Leon Kruimer

cc:	Mr. Onno Krap, Crucell N.V.
Mr. Marc Hermans, Crucell N.V.
Mr. Ashar Qureshi, CGSH Mr. Pieter van de Goor, Deloitte